Exhibit 99.1

Secoo Reports Unaudited First Quarter 2018 Results

BEIJING, June 19, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ:SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Highlights for First Quarter 2018:

•                  GMV1 reached RMB1,119.5 million (US$178.5 million) for Q1 2018, representing an increase of 43.2% from Q1 2017.

•                  Total number of orders2 was 306.1 thousand for Q1 2018, representing an increase of 45.3% from 210.7 thousand for Q1 2017.

•                  Number of active customers3 increased by 56.1% to 160.9 thousand for Q1 2018.

•                  Total net revenues reached RMB802.5 million (US$127.9 million), increasing by 42.8% from RMB562.0 million for Q1 2017.

•                  Net income increased by 10.2% to RMB25.9 million (US$4.1 million) for Q1 2018 from RMB23.5 million for Q1 2017.

•                  Non-GAAP net income4 increased by 46.8% to RMB34.5 million (US$5.5 million) for Q1 2018 from RMB23.5 million for Q1 2017.

•                  Basic and diluted net income per share was RMB1.02 (US$0.16) and RMB0.97 (US$0.15), respectively, for Q1 2018, compared to basic and diluted net loss per share of RMB33.70 and RMB33.70, respectively, for Q1 2017. Basic and diluted net income per American Depositary Share (“ADS”) was RMB0.51 (US$0.08) and RMB0.49 (US$0.08), respectively, for Q1 2018, compared to basic and diluted net loss per ADS of RMB16.85 and RMB16.85, respectively for Q1 2017. Two ADSs represent one ordinary share.

•                  Basic and diluted non-GAAP net income per share5 was RMB1.36 (US$0.22) and RMB1.31 (US$0.21), respectively, for Q1 2018, compared to basic and diluted non-GAAP net income per share of RMB3.14 and RMB1.12, respectively, for Q1 2017.  Basic and diluted non-GAAP net income per ADS was RMB0.68 (US$0.11) and RMB0.65 (US$0.10), respectively, for Q1 2018, compared to basic and diluted non-GAAP net income per ADS of RMB1.57 and RMB0.56, respectively, for Q1 2017.

1 GMV is to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.
2 Total orders are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.
3 Active customer is customer through whose account that made at least one purchase during the period.
4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income, excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
5 Basic and diluted non-GAAP net income per share is a non-GAAP financial measure, which is defined as non-GAAP net income, divided by weighted average number of basic and diluted outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  Basic and diluted Non-GAAP net income per ADS is equal to basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, commented, “We are pleased to kick off 2018 on a high note with GMV growing 43.2% and revenue increasing 42.8% year over year. Our strong growth momentum reaffirms the robust market environment that we are operating in, the viability and scalability of our business model, as well as our market-leading position in the Chinese online luxury products and services industry.”

“For the first quarter of 2018, we have been consistently making steady progress in the strategy of our brand network expansion with world-renowned luxury brand partners to provide an ever-greater product portfolio for our customers,” continued Mr. Li. “Our expansion into the organic agriculture sector as well as the further enhancement, both in quantity and quality, of our high-end travel services are further testaments to our commitment to providing our customers with a full-spectrum of lifestyle service offerings. We’re devoted to leveraging both our online and offline capabilities to build a premium lifestyle platform to maximize our coverage to better serve our customers.”

Mr. Li concluded, “The first quarter of 2018 was a fruitful quarter for Secoo as we successfully carried out our business strategy of further tapping into China’s robust luxury consumer market demand. With our consistent focus on both the diversity and quality of the products and services that we offer to our customers, we are confident that we are well positioned to capture emerging opportunities driven by the consumption upgrade in China and unlock values both to our customers and investors.”

“We are happy to report a strong financial performance in the first quarter of 2018, which underscored our solid growth trajectory,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “Our total sales experienced continuous growth in the first quarter of 2018, delivering total revenues of RMB802.5 million, which exceeded our guidance. Notably, we achieved net profit for the seventh consecutive quarter, with a 46.8% year-over-year increase in non-GAAP net income. Going forward, we will continue to strengthen our brand relationship, enhance our technical driving ability and expand our online and offline presence with improved operating efficiency.”

Recent Developments

•                  In the first quarter of 2018, Secoo expanded direct collaborations with 83 brands, including Canali, Philipp Plein and Versace Porcelain.

•                  In March 2018, during the 2018 Shanghai International Fashion Week, Secoo formed the strategic partnership with the Top 100 Global Designers Alliance (the “Top 100”) and renowned fashion show host, Ontimeshow. Through these partnerships, more than 300 indie designers associated with Top 100 and Ontimeshow opened or will open online stores on Secoo’s designer channel.

•                  In March 2018, Secoo entered a strategic cooperation with the successful organic brand “Chu Orange.” Through the cooperation, Secoo purchases its brand-tailored Chu’s tangerines from the product origin. This cooperation marks Secoo’s first expansion into the agriculture sector aligning with four quality criteria that Secoo advocates: product origin, limited production, organic, and premium quality.

•                  In March 2018, Secoo formed a strategic partnership with Caissa Travel (“Caissa”). Leveraging both parties’ resources and expertise, Secoo and Caissa will jointly design luxurious tourism products to be listed on Secoo.com. This also signals Secoo’s cross-sector expansion into the lifestyle travel industry.

•                  In April 2018, Secoo entered a strategic cooperation with a China’s leading outlets mall operator, Capital Outlets, to integrate both parties’ respective resources, build an online and offline omni-channel sales service network to expand Secoo’s new retail network.

•                  In April 2018, Secoo announced to cooperate with renowned artist Edison Chen and his fashion brand, Emotionally Unavailable “EU”, to launch limited-edition merchandises designed by Edison Chen. These merchandises will be made exclusively available on Secoo.com for its 10th anniversary on July 7, 2018.

•                  In April 2018, Secoo formed a strategic partnership with Sri Lanka National Tourism Department to jointly launch “Love in Sri Lanka” tourism products tailored for tourists pursuing for high-quality travel.

First Quarter 2018 Financial Results

GMV increased by 43.2% to RMB1,119.5 million (US$178.5 million) for the first quarter of 2018, from RMB782.0 million for the first quarter of 2017.

Total number of orders increased by 45.3% to 306.1 thousand for the first quarter of 2018 from 210.7 thousand for the first quarter of 2017.

Total net revenues for the first quarter of 2018 increased by 42.8% to RMB802.5 million (US$127.9 million) from RMB562.0 million in the first quarter of 2017, primarily driven by the increase of total number of orders shipped during the period.

Cost of revenues increased by 44.2% to RMB670.7 million (US$106.9 million) for the first quarter of 2018 from RMB465.1 million for the first quarter of 2017, which was in line with the increase of total net revenues and GMV.

Gross profit increased by 36.2% to RMB131.8 million (US$21.0 million) for the first quarter of 2018 from RMB96.8 million for the first quarter of 2017.

Operating expenses increased by 48.8% to RMB108.5 million (US$17.3 million) for the first quarter of 2018 from RMB72.9 million for the first quarter of 2017.

Fulfillment expenses increased by 73.2% to RMB26.5 million (US$4.2 million) for the first quarter of 2018 from RMB15.3 million for the first quarter of 2017. The increase was primarily attributable to increase of sales volume which resulted in the increasing delivery expenses, packaging and third-party payment commissions.

Marketing expenses increased by 69.5% to RMB57.3 million (US$9.1 million) for the first quarter of 2018 from RMB33.8 million for the first quarter of 2017. The increase was primarily due to the increase in our marketing promotions as well as staff compensation and benefits expenses.

Technology and content development expenses increased by 58.0% to RMB17.7 million (US$2.8 million) for the first quarter of 2018 from RMB11.2 million for the first quarter of 2017. The increase was primarily due to the increase in staff compensation.

General and administrative expenses decreased by 44.0% to RMB7.0 million (US$1.1 million) for the first quarter of 2018 from RMB12.5 million for the first quarter of 2017. The decrease was primarily attributable to a collection of certain bad debt.

Operating income for the first quarter of 2018 was RMB23.3 million (US$3.7 million), compared to RMB23.9 million for the first quarter of 2017.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 33.5% to RMB31.9 million (US$5.1 million) for the first quarter of 2018 from RMB23.9 million for the first quarter of 2017.

Income tax expenses were RMB10.5 million (US$1.7 million) in the first quarter of 2018 compared with nil for the first quarter of 2017.

Net income was RMB25.9 million (US$4.1 million) for the first quarter of 2018, increased by 10.2% from RMB23.5 million for the first quarter of 2017.

Non-GAAP net income, which excludes share-based compensation expenses, increased by 46.8% to RMB34.5 million (US$5.5 million) in the first quarter of 2018 from RMB23.5 million in the first quarter of 2017.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the first quarter of 2018 was RMB25.7 million (US$4.1 million) compared to a net loss attributable to ordinary shareholders of Secoo Holding Limited of RMB252.8 million for the first quarter of 2017.

Basic and diluted net income per share was RMB1.02 (US$0.16) and RMB0.97 (US$0.15) respectively for the first quarter of 2018, compared to basic and diluted net loss per share of RMB33.70 and RMB33.70, respectively, for the first quarter of 2017. Basic and diluted net income per ADS was RMB0.51 (US$0.08) and RMB0.49 (US$0.08), respectively, for the first quarter of 2018, compared to basic and diluted net loss per ADS of RMB16.85 and RMB16.85, respectively, for the first quarter of 2017.

Basic and diluted non-GAAP net income per share was RMB1.36 (US$0.22) and RMB1.31 (US$0.21), respectively, for the first quarter of 2018, compared to basic and diluted non-GAAP net income per share of RMB3.14 and RMB1.12, respectively, for the first quarter of 2017. Basic and diluted non-GAAP net income per ADS was RMB0.68 (US$0.11) and RMB0.65 (US$0.10), respectively, for the first quarter of 2018, compared to basic and diluted non-GAAP net income per ADS of RMB1.57 and RMB0.56, respectively, for the first quarter of 2017.

Cash, Time Deposits and Restricted Cash

As of March 31, 2018, the Company had cash, time deposits and restricted cash of RMB566.3 million (US$90.3 million), compared to RMB924.8 million as of December 31, 2017.

Second Quarter 2018 Guidance

The Company currently expects total net revenues for the second quarter of 2018 to be in the range of RMB1,100.0 million and RMB1,130.0 million, which would represent an increase of approximately 40.2% to 44.0% on a year-over-year basis.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial change.

The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 19, 2018 (8:00 PM Beijing/Hong Kong time on June 19, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	2897611

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 26, 2018, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+65-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	2897611

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP net income and basic and dilutive non-GAAP net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation.  We define non-GAAP net income per share as non-GAAP net income dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define basic and diluted non-GAAP net income per ADS as basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB RMB6.2726 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of March 30, 2018.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6202
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended March 31,
	2017	2018
	RMB	RMB	US$
Net revenues:
Merchandise sales	552,718	776,367	123,771
Marketplace and other services	9,234	26,126	4,165

Total net revenues	561,952	802,493	127,936
Cost of revenues	(465,139)	(670,673)	(106,921)

Gross profit	96,813	131,820	21,015

Operating expenses:
Fulfillment expenses	(15,302)	(26,530)	(4,230)
Marketing expenses	(33,829)	(57,301)	(9,135)
Technology and content development expenses	(11,222)	(17,657)	(2,815)
General and administrative expenses	(12,542)	(7,034)	(1,121)

Total operating expenses	(72,895)	(108,522)	(17,301)

Income from operations	23,918	23,298	3,714

Other income/(expenses):
Interest expense, net	(1,188)	(1,380)	(220)
Foreign currency exchange gains	814	5,379	858
Others	—	9,112	1,453

Income before tax	23,544	36,409	5,805
Income tax expenses	—	(10,500)	(1,674)

Net income	23,544	25,909	4,131

(Loss)/income attributable to redeemable non-controlling interest	(181)	297	47
Loss attributable to non-redeemable non-controlling interest	(66)	(58)	(9)

Net income attributable to Secoo Holding Limited	23,791	25,670	4,093

Accretion to redeemable non-controlling interest redemption value	(304)	—	—
Accretion to preferred share redemption value	(276,249)	—	—

Net (loss)/income attributable to ordinary shareholders of Secoo Holding Limited	(252,762)	25,670	4,093

Net (loss)/income per share
— Basic	(33.70)	1.02	0.16
— Diluted	(33.70)	0.97	0.15

Net (loss)/income per ADS
— Basic	(16.85)	0.51	0.08
— Diluted	(16.85)	0.49	0.08

Non-GAAP net income per ADS
— Basic	1.57	0.68	0.11
— Diluted	0.56	0.65	0.10

Weighted average number of shares outstanding used in computing net income/(loss) per share
— Basic	7,500,000	25,280,058	25,280,058
— Diluted	20,968,602	26,372,402	26,372,402

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of March 31,
	2017	2018
	RMB	RMB	US$
Assets
Current assets
Cash	453,425	105,356	16,796
Time deposits	292,318	251,524	40,099
Restricted cash	55,214	53,134	8,471
Investment in equity security	—	30,675	4,890
Amount due from related parties	38	35	6
Accounts receivable	54,210	69,363	11,058
Inventories, net	1,189,885	1,195,059	190,521
Advances to suppliers	53,016	38,507	6,139
Prepayments and other current assets	22,943	43,656	6,960

Total current assets	2,121,049	1,787,309	284,940

Non-current assets

Restricted cash	123,800	156,250	24,910
Property and equipment, net	40,793	45,406	7,239
Deferred tax assets	43,981	42,675	6,803
Other non-current assets	8,085	13,610	2,169

Total non-current assets	216,659	257,941	41,121

Total assets	2,337,708	2,045,250	326,061
LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	177,274	142,065	22,649
Accounts payable	318,414	165,291	26,351
Amount due to related parties	2,467	11,523	1,837
Advances from customers	68,848	39,032	6,223
Accrued expenses and other current liabilities	343,936	215,403	34,341
Deferred revenue	12,051	18,801	2,997

Total current liabilities	922,990	592,115	94,398

Non-current liabilities
Long-term borrowings, excluding current portion	124,324	151,558	24,162

Total non-current liabilities	124,324	151,558	24,162

Total liabilities	1,047,314	743,673	118,560

Mezzanine Equity
Redeemable non-controlling interest	5,582	5,879	937

Total mezzanine equity	5,582	5,879	937
Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,708,629 shares outstanding as of December 31, 2017 and March 31, 2018, respectively)	126	126	20
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2017 and March 31, 2018, respectively)	41	41	7
Treasury Stock (359,595 Class A ordinary shares as of December 31, 2017 and March 31, 2018, respectively, at cost)	(42,606)	(42,606)	(6,792)
Accumulated losses	(1,432,586)	(1,406,916)	(224,296)
Additional paid-in capital	2,763,387	2,771,940	441,912
Accumulated other comprehensive loss	(5,304)	(31,055)	(4,951)

Total equity attributable to ordinary shareholders	1,283,058	1,291,530	205,900

Non-redeemable non-controlling interest	1,754	4,168	664

Total equity	1,284,812	1,295,698	206,564

Total liabilities, mezzanine equity and equity	2,337,708	2,045,250	326,061

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,
	2017	2018
	RMB	RMB	US$
Income from operations	23,918	23,298	3,714
Add:
Share-based compensation expenses	—	8,553	1,364

Adjusted Income from operations	23,918	31,851	5,078

Net income	23,544	25,909	4,131
Add:
Share-based compensation expenses	—	8,553	1,364

Adjusted net income	23,544	34,462	5,495

Adjusted net income per weighted average shares:
— Basic	3.14	1.36	0.22
— Diluted	1.12	1.31	0.21

Adjusted net income per ADS:
— Basic	1.57	0.68	0.11
— Diluted	0.56	0.65	0.10

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	7,500,000	25,280,058	25,280,058
— Diluted	20,968,602	26,372,402	26,372,402